

05040741

ES
SE COMMISSION
20549

BB 3/24

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50298 |



PROCESSING
MAR 0 3 2005
SECTION


## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. W. Bach & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Harbor Park Drive
(No. and Street)

Port Washington, NY 11050
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Catalano 516-953-8025
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Peter R. Catalano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. W. Bach & Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALAN E. GERSHBERG
NOTARY PUBLIC, NEW YORK STATE
NO. 01GE6021367, NASSAU COUNTY
COMM. EXPIRES MAR. 15, 20

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ALAN E. GERSHBERG
NOTARY
PUBLIC
STATE OF NEW YORK


SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2005
WASH, D.C.
185

# S. W. BACH & COMPANY

## FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED DECEMBER 31, 2004

# S. W. BACH & COMPANY
# FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
# FOR THE YEAR ENDED DECEMBER 31, 2004

## CONTENTS

**SCHNEIDER & ASSOCIATES LLP**
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
*American Institute of CPAs*
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

# INDEPENDENT AUDITORS' REPORT

S. W. Bach & Company
Port Washington, New York

We have audited the accompanying statement of financial condition of S. W. Bach & Company as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position S. W. Bach & Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in

the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 15, 2005

S. W. BACH & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | |
|---|---|
| Cash | $ 359,270 |
| Receivable from clearing firm | 2,082,097 |
| Loans receivable - employees | 1,248,320 |
| Securities owned, at quoted market price | 53,901 |
| Property and equipment - net | 779,221 |
| Due from JAS Management Corp. | 482,772 |
| Letter of credit - pledged | 271,307 |
| Other assets | 751,238 |
| Total assets | $6,028,126 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### Liabilities

| | |
|---|---|
| Accounts payable and accrued expenses | $1,318,864 |
| Commissions payable | 1,288,640 |
| Capital leases payable | 213,714 |
| Total liabilities | 2,821,218 |

COMMITMENTS AND CONTINGENCIES – see notes

### Stockholder's Equity

| | |
|---|---|
| Common stock, $1.00 par value - 100,000 shares authorized; 5,000 shares issued and outstanding | 5,000 |
| Additional paid-in capital | 3,938,889 |
| Retained earnings | (736,981) |
| Total stockholder's equity | 3,206,908 |
| Total liabilities and stockholder's equity | $6,028,126 |

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| **Revenues** | |
| Commissions | $23,614,393 |
| Net firm trading gains | 368,638 |
| Investment banking | 113,506 |
| Management fees and expense reimbursements - net | 703,334 |
| Interest and other income | 769,460 |
| Total revenues | 25,569,331 |
| **Expenses** | |
| Compensation and benefits | 19,874,355 |
| Clearing and execution | 1,100,287 |
| Communications and data processing | 1,947,612 |
| Occupancy | 1,817,864 |
| Professional fees | 950,026 |
| Registration and license fees | 415,995 |
| Other operating expenses | 1,820,052 |
| Total expenses | 27,926,191 |
| Loss before income taxes | (2,356,860) |
| Income tax benefit | (784,000) |
| Net loss | $(1,572,860) |

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCES, January 1, 2004 | $5,000 | $ 580,898 | $ 835,879 | $ 1,421,777 |
| Contributions from parent | | 3,357,991 | | 3,357,991 |
| Net loss | -- | -- | (1,572,860) | (1,572,860) |
| BALANCES, December 31, 2004 | $5,000 | $3,938,889 | $ (736,981) | $ 3,206,908 |

See accompanying notes to financial statements.

# S. W. BACH & COMPANY
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $(1,572,860) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 138,618 |
| Amortization | 55,556 |
| (Increase) in operating assets: | |
| Receivable from clearing firm | (1,052,191) |
| Loans receivable - employees | (1,248,320) |
| Securities owned | (6,980) |
| Due from JAS Management Corp. | (104,168) |
| Other assets | (300,701) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | 442,417 |
| Commissions payable | 835,716 |
| Deferred tax liability | (76,000) |
| Total adjustments | (1,316,053) |
| Net cash used in operating activities | (2,888,913) |
| Cash flows from investing activities | |
| Letter of credit - pledged | (271,307) |
| Other assets | (250,000) |
| Purchase of property and equipment | (389,867) |
| Capital contributions from parent | 3,357,991 |
| Net cash provided by investing activities | 2,446,817 |
| Cash flows from financing activities - | |
| Payments of capital leases payable | (50,821) |
| Net decrease in cash | (492,917) |
| Cash at January 1, 2004 | 852,187 |
| Cash at December 31, 2004 | $ 359,270 |
| Supplemental disclosures of financial information: | |
| Cash paid during the year for: | |
| Interest | $ 15,034 |
| Income taxes refunded | $ (71,955) |
| Property and equipment financed under capital leases | $ 103,498 |

See accompanying notes to financial statements.

## NOTE 1 - ORGANIZATION

S. W. Bach & Company (the "Company"), a Georgia corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company maintains its headquarters in Port Washington, New York, and operates branch offices in New York City and Florida.

The Company primarily executes transactions in listed and over-the-counter securities on an agency and riskless principal basis. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

The Company is wholly-owned by JAS Management Corp. ("JAS").

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and commission revenue and related expenses, on a trade-date basis.

Fixed assets are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company is included in the consolidated federal income tax return and, where permitted, combined state income tax returns filed by JAS. Federal and state income taxes are calculated on a separate return basis. Deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

## NOTE 3 - CLEARING AGREEMENT

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and cash balances. These

NOTE 3 - CLEARING AGREEMENT - continued

securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

In October 2002, the Company amended the agreement with its clearing firm. In consideration of the Company extending its clearing arrangement through 2006, the clearing firm agreed to provide to JAS certain payments commenced in 2003. JAS will earn the payments over the term of the agreement, subject to a termination charge, as defined, in the event of early termination. The Company has no obligation to pay the termination charge should it arise. However, to secure the payment of such charges, JAS has granted to the clearing firm a first priority lien in all of the outstanding shares of the Company.

During 2003, the Company, its clearing firm, and Arjent, Limited ("Arjent"), the Company's affiliated securities broker-dealer located in the United Kingdom, entered into a secondary clearing agreement. The agreement entitles Arjent to clearing services provided under terms of the Fully Disclosed Clearing Agreement between the Company and its clearing firm. In consideration, the Company has agreed to guaranty the performance of all obligations and liabilities of Arjent to the clearing firm.

NOTE 4 - LOANS RECEIVABLE - EMPLOYEES

| | |
|---|---|
| Forgivable loans to brokers | $ 861,331 |
| Installment loans to brokers | 386,989 |
| | $1,248,320 |

Forgivable loan agreements generally provide for the attainment of certain performance goals in order for the broker to vest. Loan principal is amortized over the terms of the respective agreements.

Installment loans to brokers are generally repayable on a monthly basis. One broker has pledged securities collateral valued at $98,708 as of December 31, 2004 to secure repayment of his loan.

NOTE 5 - OTHER ASSETS

| | |
|---|---|
| Prepaid expenses | $253,435 |
| Customer accounts - net | 194,444 |
| Income tax refunds receivable | 138,458 |
| Other | 164,901 |
| | $751,238 |

The Company has determined a useful life of three years for the acquired customer accounts, which represents management's best estimate of the benefit period. The asset is being amortized on a straight-line basis and is shown net of 2004 amortization expense of $55,556.

Income tax refunds receivable relate to overpayments of prior years' corporation taxes and refunds due from the carryback of the 2004 net operating loss.

Other assets primarily include miscellaneous receivables and the deferred tax asset.

NOTE 6 - PROPERTY AND EQUIPMENT

| | | Estimated Useful Life |
|---|---|---|
| Equipment | $389,038 | 3 to 5 years |
| Equipment under capital leases | 273,329 | Term of lease |
| Furniture and fixtures | 116,467 | 7 to 10 years |
| Leasehold improvements | 182,837 | Term of lease |
| | 961,671 | |
| Less: Accumulated depreciation and amortization | 182,450 | |
| | $779,221 | |

Depreciation expense was $138,618 for the year.

NOTE 7 - INCOME TAXES

The income tax benefit consists of the following:

| | |
|---|---|
| Federal: | |
| Current | $(625,000) |
| Deferred | (111,000) |
| | (736,000) |
| State: | |
| Current | 20,000 |
| Deferred | (68,000) |
| | (48,000) |
| Income tax benefit | $(784,000) |

The difference between the U. S. federal tax rate and the Company's effective tax rate is due primarily to nondeductible expenses and state income taxes.

Temporary differences and their deferred tax effect are summarized as follows:

| | |
|---|---|
| Deferred tax assets | $276,924 |
| Deferred tax liabilities | 233,173 |
| Net deferred tax asset | $ 43,751 |

Temporary differences consist primarily of tax credits, accrued expenses, deferred charges and property and equipment. The net deferred tax asset is included in Other Assets in the accompanying Statement of Financial Condition.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation

During 2004, the Company settled an arbitration brought by another broker-dealer (BD) in December 2003 for cash payments totaling $550,000.

NOTE 8 - COMMITMENTS AND CONTINGENCIES - continued

The Company is a respondent in various customer arbitrations incidental to its securities business. These cases allege violations of SEC, NASD and state securities rules, and claim damages plus the recovery of legal fees and other costs. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes, based upon its understanding of the facts and circumstances of each matter in consultation with defense counsel, that it has meritorious defenses in all cases and intends to defend such cases vigorously.

On September 7, 2004, the staff of the NASD informed the Company that they had preliminarily determined to recommend that disciplinary actions be brought against the Company for alleged violations of NASD and SEC rules. On November 4, 2004, counsel submitted a "Wells" submission addressing the staff's allegations and asserting that no disciplinary action was warranted. Counsel, on behalf of the Company, has had no substantive communication with the NASD about the alleged violations since the Wells submission was sent.

Accordingly, the Company, in consultation with counsel, is unable to assess the likely outcome of the NASD investigation.

Capital leases

The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 2004 are as follows:

| Year ending December 31, | |
|---|---|
| 2005 | $ 91,767 |
| 2006 | 91,767 |
| 2007 | 77,590 |
| 2007 | 9,664 |
| | 270,788 |
| Less: amount representing interest | 25,021 |
| Present value of minimum lease payments | $245,767 |

NOTE 8 - COMMITMENTS AND CONTINGENCIES - continued

Operating leases

The Company conducts its operations in various office locations under operating leases and subleases expiring at various dates through 2014. Certain leases provide for increases in rent for real estate taxes and other building operating costs. The Company has also entered into leases for the use of office equipment.

Following is a schedule of minimum payments due under noncancelable leases with terms in excess of one year:

| Year ending December 31, | |
|---|---|
| 2005 | $ 1,758,823 |
| 2006 | 1,615,204 |
| 2007 | 1,580,711 |
| 2008 | 1,586,173 |
| 2009 | 1,648,356 |
| Thereafter | 7,157,366 |
| | $15,346,633 |

The Landlord of the Company's Port Washington headquarters has waived the $150,000 security deposit provided for in the lease, subject to the Company's continued compliance with all monetary lease obligations.

The Company has provided a letter of credit in the amount of $271,307 in favor of the sublessor of its downtown Manhattan lease in lieu of a security deposit.

Operating lease expense for the year ended December 31, 2004 was $1,849,292.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK - continued

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 10 - RELATED PARTY TRANSACTIONS

During 2004, the Company paid expense reimbursements of $902,000 to JAS. The loan receivable from JAS in the amount of $482,772 at December 31, 2004 is non-interest bearing and due on demand.

During 2004, the Company received approximately $1,605,000 from Arjent for the following:

| | |
|---|---|
| Reimbursement of clearing fees under subclearing agreement | $ 909,000 |
| Reimbursement of other operating expenses | 390,000 |
| Management fees for administrative services | 306,000 |
| | $1,605,000 |

Clearing fees include a markup to compensate the Company for the subclearing agreement and the guarantee of Arjent clearing obligations.

NOTE 11 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2004, the Company had net capital of $428,851 which exceeded its requirement of $145,409 by $283,442. The Company's net ratio was 5.09 to 1.

# SUPPLEMENTARY SCHEDULES

S. W. BACH & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

S. W. BACH & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

## Computation of Net Capital

| | |
|---|---|
| Stockholder's equity | $3,206,908 |
| Nonallowable assets: | |
| Loans receivable - employees (less loan principal and securities collateral of $631,923 securing commissions payable) | 616,397 |
| Property and equipment - net (less $106,857 securing capital leases payable) | 672,364 |
| Due from JAS Management Corp. | 482,772 |
| Letter of credit - pledged | 271,307 |
| Other assets | 727,132 |
| | 2,769,972 |
| Net capital before haircuts on security positions | 436,936 |
| Haircuts on securities: | |
| Corporate equities | 8,085 |
| Net capital | 428,851 |
| Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $2,181,146 | 145,409 |
| Excess net capital | $ 283,442 |
| Ratio of aggregate indebtedness to net capital | 5.09 to 1 |
| Schedule of aggregate indebtedness: | |
| Accounts payable and accrued expenses | $1,318,864 |
| Commissions payable (less $533,215 secured by broker loans) | 755,425 |
| Capital leases payable (less $106,857 deemed adequately secured) | 106,857 |
| | $2,181,146 |

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004):

| | |
|---|---|
| Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report | $ 795,559 |
| Audit adjustments to record: | |
| Decrease in due from clearing | (50,793) |
| Increase in accrued expenses | (374,452) |
| Increase in haircuts | (1,799) |
| Other audit adjustments, net | 60,336 |
| Net capital per above | $ 428,851 |

**SCHNEIDER & ASSOCIATES LLP**
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

S. W. Bach & Company
Port Washington, New York

In planning and performing our audit of the financial statements of S. W. Bach & Company for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jericho, New York
February 15, 2005